SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Dorchester Minerals, L.P.
(Name of Issuer)

Common Units Representing Limited Partnership Interests
(Title of Class of Securities)

25820R105
(CUSIP Number)

September 30, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 8 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25820R105	13G	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON West Texas Minerals LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,509,753 Common Units
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,509,753 Common Units
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,509,753 Common Units
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.50%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 25820R105	13G	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Davidson Kempner Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,509,753 Common Units
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,509,753 Common Units
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,509,753 Common Units
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.50%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 25820R105	13G	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON Anthony A. Yoseloff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,509,753 Common Units
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,509,753 Common Units
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,509,753 Common Units
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.50%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 25820R105	13G	Page 5 of 8 Pages

Item 1 (a).	NAME OF ISSUER

Dorchester Minerals, L.P. (the “Issuer”).

Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

3838 Oak Lawn, Suite 300, Dallas, Texas 75219.

Item 2(a).	NAME OF PERSON FILING

This Statement is filed by each of the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

	(i)	West Texas Minerals LLC, a Delaware limited liability company (“WTM”). Midtown Acquisitions GP LLC, a Delaware limited liability company (“Midtown GP”), is the general partner of WTM. Anthony A. Yoseloff serves as the Executive Managing Member of Midtown GP. Gabriel T. Schwartz and Patrick W. Dennis are Co-Deputy Executive Managing Members of Midtown GP. Joshua D. Morris, Morgan P. Blackwell, Conor Bastable and Suzanne K. Gibbons serve as Managers of Midtown GP. DKCM is responsible for the voting and investment decisions of WTM;

	(ii)	Davidson Kempner Capital Management LP, a Delaware limited partnership and a registered investment adviser with the U.S. Securities and Exchange Commission, acts as investment manager to WTM (“DKCM”). DKCM GP LLC, a Delaware limited liability company, is the general partner of DKCM. The managing members of DKCM are Anthony A. Yoseloff, Conor Bastable, Shulamit Leviant, Morgan P. Blackwell, Patrick W. Dennis, Gabriel T. Schwartz, Zachary Z. Altschuler, Joshua D. Morris, Suzanne K. Gibbons, Gregory S. Feldman, Melanie Levine and James Li; and

	(iii)	Anthony A. Yoseloff, through DKCM, is responsible for the voting and investment decisions relating to the securities held by WTM reported herein.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

The address of the principal business office of each of the Reporting Persons is c/o Davidson Kempner Capital Management LP, 520 Madison Avenue, 30th Floor, New York, New York 10022.

Item 2(c).	CITIZENSHIP

	(i)	WTM – a Delaware limited liability company

	(ii)	DKCM – a Delaware limited partnership

	(iii)	Anthony A. Yoseloff – United States

Item 2(d).	TITLE OF CLASS OF SECURITIES

Common Units Representing Limited Partnership Interest (the “Common Units”)

CUSIP No. 25820R105	13G	Page 6 of 8 Pages

Item 2(e).	CUSIP NUMBER:

25820R105

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

	(a)	☐	Broker or dealer registered under Section 15 of the Act;

	(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

	(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

	(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:___________________________________________

Item 4.	OWNERSHIP.

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

The percentages set forth herein are calculated based upon 46,809,756 Common Units, which is the sum of (i) 40,088,612 Common Units outstanding as of August 1, 2024 as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2024 filed with the Securities and Exchange Commission on August 1, 2024 and (ii) 6,721,144 Common Units issued by the Issuer on September 30, 2024 as disclosed in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 30, 3024.

CUSIP No. 25820R105	13G	Page 7 of 8 Pages

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATION.

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 25820R105	13G	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: October 11, 2024	/s/ Anthony A. Yoseloff
ANTHONY A. YOSELOFF, (i) individually and (ii) as Executive Managing Member of Davidson Kempner Capital Management LP, (x) for itself and (y) as Investment Manager of Member of West Texas Minerals LLC.